SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. --)

American Community Properties Trust
(Name of Issuer)

Common Shares, $.01 Par Value
(Title of Class of Securities)

02520N106
(CUSIP Number)

Eric P. Von der Porten
Leeward Capital, L.P.
1395 San Carlos Avenue, Suite B
San Carlos, CA  94070
(650) 592-2181

With a copy to:

Henry Lesser, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, CA  94303
(650) 833-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 14, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02520N106

1. NAMES OF REPORTING PERSONS:
I.R.S. Identification Nos. of above persons (entities only) Leeward Capital, L.P. 94-32559184
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS* (SEE INSTRUCTIONS): WC
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 283,100 Common Shares
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 283,100 Common Shares
10. SHARED DISPOSITIVE POWER: -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
283,100 Common Shares
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.4%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): 00 (Limited Partnership)

CUSIP No. 02520N106

1. NAMES OF REPORTING PERSONS:
I.R.S. Identification Nos. of above persons (entities only) Leeward Investments, LLC 94-32559183
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS* (SEE INSTRUCTIONS): AF
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 283,100 Common Shares
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 283,100 Common Shares
10. SHARED DISPOSITIVE POWER: -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
283,100 Common Shares
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.4%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): 00 (Limited Liability Company)

CUSIP No. 02520N106

1. NAMES OF REPORTING PERSONS:
I.R.S. Identification Nos. of above persons (entities only) Mr. Eric P. Von der Porten
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS* (SEE INSTRUCTIONS): AF
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 283,100 Common Shares
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 283,100 Common Shares
10. SHARED DISPOSITIVE POWER: -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
283,100 Common Shares
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.4%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares, $.01 par value (the “ACPT Common Shares”), of American Community Properties Trust, a Maryland investment trust (“ACPT”).  ACPT’s principal executive offices are located at 222 Smallwood Village Center, St. Charles, Maryland 20602.

Item 2.	Identity and Background

(a)    This Schedule 13D is being filed jointly by the following (the “Reporting Persons”):  (1) Leeward Capital, L.P., a California limited partnership (“Leeward Capital”); (2) Leeward Investments, LLC, a California limited liability company (“Leeward Investments”) that serves as general partner to Leeward Capital; and (3) Mr. Eric P. Von der Porten, a natural person whose principal occupation is Manager of Leeward Investments.

(b)    The business address of each of the Reporting Persons is 1395 San Carlos Avenue, Suite B, San Carlos, CA 94070.

(c)    Leeward Capital was established to invest in micro-cap and small-cap stocks, distressed REITS, convertible bonds, secondary-market limited partnership interests and other securities.  The business of Leeward Investments is serving as the general partner of Leeward Capital and the principal occupation of Mr. Von der Porten is serving as the manager of Leeward Investments.

(d, e)        During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Leeward Capital and Leeward Investments are organized under the law of the State of California.  Mr. Von der Porten is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The ACPT Common Shares beneficially owned by the Reporting Persons have been acquired using the working capital of Leeward Capital.  The total purchase price of those shares was $2,655,361.

Item 4.	Purpose of Transaction

The Reporting Persons first acquired ACPT Common Shares for investment purposes more than ten years ago.  While the Reporting Persons continue to hold their ACPT Common Stock for investment, they wish to encourage ACPT to take prompt action to enhance shareholder value.  The views of the Reporting Persons are set forth in the letter from Leeward Investments to the Chairman of the Special Committee of ACPT dated December 14, 2007 which is attached hereto as Exhibit 2 and is incorporated herein by reference (the “Letter”).

In light of the Reporting Persons’ interest in measures to enhance shareholder value, the Reporting Persons intend to consider all alternatives available in connection with their investment in ACPT, including, without limitation, making dispositions or further acquisitions of ACPT Common Shares, either through the open market or through privately negotiated transactions, extraordinary transactions with respect to ACPT, and proposing changes in the policies of ACPT including those suggested in the Letter.  The Reporting Persons may engage in discussions with the directors and officers of ACPT and with ACPT shareholders with regard to these matters.

Item 5.	Interest in Securities of the Issuer.

(a)    As of the date of this Schedule 13D, the Reporting Persons beneficially owned an aggregate of 283,100 ACPT Common Shares, or an aggregate of approximately 5.4% of the outstanding ACPT Common Shares, based upon the outstanding ACPT Common Shares in ACPT’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(b)    Leeward Capital, Leeward Investments (as general partner of Leeward Capital), and Mr. Von der Porten (as manager of Leeward Investments) may each be deemed to possess sole voting and dispositive power with respect to the ACPT Common Shares held by Leeward Capital.

(c)    During the past sixty days, the Reporting Persons purchased 100 ACPT Common Shares in an open market transaction on November 20, 2007 for a total purchase of $1,974 ($19.74 per ACPT Common Share).

(d, e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to Exhibit 1 to this Schedule 13D, which is incorporated herein by reference in response to this Item (see Item 7).

Item 7.	Material to be Filed as Exhibits.

1.           Joint Filing Agreement among the Reporting Persons

2.           Letter to ACPT from Leeward Investments dated December 14, 2007.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2007

LEEWARD CAPITAL, L.P.

	By:	Leeward Investments, LLC
General Partner

	By:	/s/ Eric P. Von der Porten
Eric P. Von der Porten
Manager

LEEWARD INVESTMENTS, LLC

	By:	/s/ Eric P. Von der Porten
Eric P. Von der Porten
Manager

ERIC P. VON DER PORTEN

/s/ Eric P. Von der Porten
Eric P. Von der Porten